Canadian Natural Resources Limited
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS
ADVISORY
Special Note Regarding Forward-Looking Statements
Certain statements relating to Canadian Natural Resources Limited (the "Company") in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed", "aspiration" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, income tax expenses and other guidance provided throughout this Management’s Discussion and Analysis ("MD&A") of the financial condition and results of operations of the Company, constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to the Company's assets at Horizon Oil Sands ("Horizon"), the Athabasca Oil Sands Project ("AOSP"), Primrose thermal projects, the Pelican Lake water and polymer flood project, the Kirby Thermal Oil Sands Project, the Jackfish Thermal Oil Sands Project, the North West Redwater bitumen upgrader and refinery, construction by third parties of new, or expansion of existing, pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, natural gas liquids ("NGLs") or synthetic crude oil ("SCO") that the Company may be reliant upon to transport its products to market, and the development and deployment of technology and technological innovations also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and NGLs reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates.
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of effects of the novel coronavirus ("COVID-19") pandemic and the actions of the Organization of the Petroleum Exporting Countries ("OPEC") and non-OPEC countries) which may impact, among other things, demand and supply for and market prices of the Company’s products, and the availability and cost of resources required by the Company's operations; volatility of and assumptions regarding crude oil and natural gas and NGLs prices including due to actions of OPEC and non-OPEC countries taken in response to COVID-19 or otherwise; fluctuations in currency and interest rates; assumptions on which the Company’s current guidance is based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected disruptions or delays in the mining, extracting or upgrading of the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company’s bitumen products; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities (including production curtailments mandated by the Government of Alberta); government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital expenditures and production expenses); asset retirement

Canadian Natural Resources Limited	1	Six months ended June 30, 2020

obligations; the adequacy of the Company’s provision for taxes; the continued availability of the Canada Emergency Wage Subsidy ("CEWS") or other subsidies; and other circumstances affecting revenues and expenses.
The Company’s operations have been, and in the future may be, affected by political developments and by national, federal, provincial, state and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.
Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this MD&A could also have adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by applicable law, the Company assumes no obligation to update forward-looking statements in this MD&A, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or the Company’s estimates or opinions change.
Special Note Regarding non-GAAP Financial Measures
This MD&A includes references to financial measures commonly used in the crude oil and natural gas industry, such as: adjusted net earnings (loss) from operations, adjusted funds flow and net capital expenditures. These financial measures are not defined by International Financial Reporting Standards ("IFRS") and therefore are referred to as non-GAAP financial measures. The non-GAAP financial measures used by the Company may not be comparable to similar measures presented by other companies. The Company uses these non-GAAP financial measures to evaluate its performance. The non-GAAP financial measures should not be considered an alternative to or more meaningful than net earnings (loss), cash flows (used in) from operating activities, and cash flows used in investing activities as determined in accordance with IFRS, as an indication of the Company's performance. The non-GAAP financial measure adjusted net earnings (loss) from operations is reconciled to net earnings (loss), as determined in accordance with IFRS, in the "Financial Highlights" section of this MD&A. Additionally, the non-GAAP financial measure adjusted funds flow is reconciled to cash flows (used in) from operating activities, as determined in accordance with IFRS, in the "Financial Highlights" section of this MD&A. The non-GAAP financial measure net capital expenditures is reconciled to cash flows used in investing activities, as determined in accordance with IFRS, in the "Net Capital Expenditures" section of this MD&A. The Company also presents certain non-GAAP financial ratios and their derivation in the "Liquidity and Capital Resources" section of this MD&A.
Special Note Regarding Currency, Financial Information and Production
This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2020 and the Company's MD&A and audited consolidated financial statements for the year ended December 31, 2019. All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company’s unaudited interim consolidated financial statements for the three and six months ended June 30, 2020 and this MD&A have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB").
Production volumes and per unit statistics are presented throughout this MD&A on a "before royalties" or "company gross" basis, and realized prices are net of blending and feedstock costs and exclude the effect of risk management activities. In addition, reference is made to crude oil and natural gas in common units called barrel of oil equivalent ("BOE"). A BOE is derived by converting six thousand cubic feet ("Mcf") of natural gas to one barrel ("bbl") of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value. In addition, for the purposes of this MD&A, crude oil is defined to include the following commodities: light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and SCO. Production on an "after royalties" or "company net" basis is also presented for information purposes only.
The following discussion and analysis refers primarily to the Company’s financial results for the three and six months ended June 30, 2020 in relation to the comparable periods in 2019 and the first quarter of 2020. The accompanying tables form an integral part of this MD&A. Additional information relating to the Company, including its Annual Information Form for the year ended December 31, 2019, is available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov. Information on the Company's website does not form part of and is not incorporated by reference in this MD&A. This MD&A is dated August 5, 2020.

Canadian Natural Resources Limited	2	Six months ended June 30, 2020

FINANCIAL HIGHLIGHTS

		Three Months Ended			Six Months Ended
($ millions, except per common share amounts)		Jun 30 2020	Mar 31 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Product sales (1)		$2,944	$4,652	$5,931	$7,596	$11,472
Crude oil and NGLs		$2,462	$4,323	$5,597	$6,785	$10,679
Natural gas		$307	$337	$324	$644	$780
Net earnings (loss)		$(310)	$(1,282)	$2,831	$(1,592)	$3,792
Per common share	– basic	$(0.26)	$(1.08)	$2.37	$(1.35)	$3.17
	– diluted	$(0.26)	$(1.08)	$2.36	$(1.35)	$3.16
Adjusted net earnings (loss) from operations (2)		$(772)	$(295)	$1,042	$(1,067)	$1,880
Per common share	– basic	$(0.65)	$(0.25)	$0.87	$(0.90)	$1.57
	– diluted	$(0.65)	$(0.25)	$0.87	$(0.90)	$1.57
Cash flows (used in) from operating activities		$(351)	$1,725	$2,861	$1,374	$3,857
Adjusted funds flow (3)		$415	$1,337	$2,652	$1,752	$4,892
Per common share	– basic	$0.35	$1.13	$2.22	$1.48	$4.09
	– diluted	$0.35	$1.13	$2.22	$1.48	$4.08
Cash flows used in investing activities		$693	$859	$4,464	$1,552	$5,493
Net capital expenditures (4)		$421	$838	$4,125	$1,259	$5,102
(1)Further details related to product sales are disclosed in note 18 to the Company’s unaudited interim consolidated financial statements.
(2)Adjusted net earnings (loss) from operations is a non-GAAP financial measure that represents net earnings (loss) as presented in the Company's consolidated Statements of Earnings (Loss), adjusted for the after-tax effects of certain items of a non-operational nature. The Company considers adjusted net earnings (loss) from operations a key measure in evaluating its performance, as it demonstrates the Company’s ability to generate after-tax operating earnings from its core business areas. The reconciliation "Adjusted Net Earnings (Loss) from Operations, as Reconciled to Net Earnings (Loss)" is presented in this MD&A. Adjusted net earnings (loss) from operations may not be comparable to similar measures presented by other companies.
(3)Adjusted funds flow is a non-GAAP financial measure that represents cash flows (used in) from operating activities as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital, abandonment expenditures and movements in other long-term assets, including the unamortized cost of the share bonus program and prepaid cost of service tolls. The Company considers adjusted funds flow a key measure in evaluating its performance as it demonstrates the Company’s ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt. The reconciliation "Adjusted Funds Flow, as Reconciled to Cash Flows (used in) from Operating Activities" is presented in this MD&A. Adjusted funds flow may not be comparable to similar measures presented by other companies.
(4)Net capital expenditures is a non-GAAP financial measure that represents cash flows used in investing activities as presented in the Company's consolidated Statements of Cash Flows, adjusted for the net change in non-cash working capital, investment in other long-term assets, share consideration in business combinations and abandonment expenditures. The Company considers net capital expenditures a key measure as it provides an understanding of the Company’s capital spending activities in comparison to the Company's annual capital budget. The reconciliation "Net Capital Expenditures, as Reconciled to Cash Flows used in Investing Activities" is presented in the "Net Capital Expenditures" section of this MD&A. Net capital expenditures may not be comparable to similar measures presented by other companies.

Canadian Natural Resources Limited	3	Six months ended June 30, 2020

Adjusted Net Earnings (Loss) from Operations, as Reconciled to Net Earnings (Loss)
	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2020	Mar 31 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Net earnings (loss)	$(310)	$(1,282)	$2,831	$(1,592)	$3,792
Share-based compensation, net of tax (1)	23	(221)	(7)	(198)	55
Unrealized risk management loss (gain), net of tax (2)	1	(15)	(13)	(14)	—
Unrealized foreign exchange (gain) loss, net of tax (3)	(433)	1,121	(219)	688	(452)
Realized foreign exchange gain on settlement of cross currency swaps (4)	—	(166)	—	(166)	—
(Gain) loss from investments, net of tax (5) (6)	(53)	268	68	215	103
Effect of statutory tax rate and other legislative changes on deferred income tax liabilities (7)	—	—	(1,618)	—	(1,618)
Adjusted net earnings (loss) from operations	$(772)	$(295)	$1,042	$(1,067)	$1,880
(1)Share-based compensation includes costs incurred under the Company's Stock Option Plan and Performance Share Unit ("PSU") plans. The Company’s employee stock option plan provides for a cash payment option. The PSU plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined by individual employee performance and the extent to which certain other performance measures are met. Accordingly, the fair value of the outstanding vested options is recorded as a liability on the Company’s balance sheets and periodic changes in the fair value are recognized in net earnings (loss) or are charged to (recovered from) the Oil Sands Mining and Upgrading segment.
(2)Derivative financial instruments are recorded at fair value on the Company’s balance sheets, with changes in the fair value of non-designated hedges recognized in net earnings (loss). The amounts ultimately realized may be materially different than those amounts reflected in the financial statements due to changes in prices of the underlying items hedged, primarily crude oil, natural gas and foreign exchange.
(3)Unrealized foreign exchange gains and losses result primarily from the translation of US dollar denominated long-term debt to period-end exchange rates, partially offset by the impact of cross currency swaps, and are recognized in net earnings (loss).
(4)During the first quarter of 2020, the Company settled the US$500 million cross currency swaps designated as cash flow hedges of the US$500 million 3.45% US dollar debt securities due November 2021. The Company realized cash proceeds of $166 million on settlement.
(5)The Company's investment in the 50% owned North West Redwater Partnership ("NWRP") is accounted for using the equity method of accounting. Included in the non-cash loss from investments is the Company's pro rata share of NWRP's equity loss recognized for the period.
(6)The Company’s investments in PrairieSky Royalty Ltd. ("PrairieSky") and Inter Pipeline Ltd. ("Inter Pipeline") have been accounted for at fair value through profit and loss and are measured each period with changes in fair value recognized in net earnings (loss).
(7)All substantively enacted adjustments in applicable income tax rates and other legislative changes are applied to the underlying assets and liabilities on the Company's balance sheets in determining deferred income tax assets and liabilities. The impact of these tax rate and other legislative changes is recorded in net earnings during the period the legislation is substantively enacted. In the second quarter of 2019, the Government of Alberta enacted legislation that decreased the provincial corporate income tax rate from 12% to 11% effective July 1, 2019, with a further 1% rate reduction every year on January 1 until the provincial corporate income tax rate is 8% on January 1, 2022. As a result of these corporate income tax rate reductions, the Company's deferred corporate income tax liability decreased by $1,618 million.

Adjusted Funds Flow, as Reconciled to Cash Flows (used in) from Operating Activities
	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2020	Mar 31 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Cash flows (used in) from operating activities	$(351)	$1,725	$2,861	$1,374	$3,857
Net change in non-cash working capital	739	(595)	(230)	144	786
Abandonment expenditures (1)	40	89	41	129	149
Other (2)	(13)	118	(20)	105	100
Adjusted funds flow	$415	$1,337	$2,652	$1,752	$4,892
(1)The Company includes abandonment expenditures in "Net Capital Expenditures, as Reconciled to Cash Flows used in Investing Activities" in the "Net Capital Expenditures" section of this MD&A.
(2)Movements in other long-term assets, including the unamortized cost of the share bonus program and prepaid cost of service tolls.

Canadian Natural Resources Limited	4	Six months ended June 30, 2020

SUMMARY OF FINANCIAL HIGHLIGHTS
Consolidated Net Earnings (Loss) and Adjusted Net Earnings (Loss) from Operations
The net loss for the six months ended June 30, 2020 was $1,592 million compared with net earnings of $3,792 million for the six months ended June 30, 2019. The net loss for the six months ended June 30, 2020 included net after-tax expenses of $525 million compared with net after-tax income of $1,912 million for the six months ended June 30, 2019 related to the effects of share-based compensation, risk management activities, fluctuations in foreign exchange rates, foreign exchange gain on the settlement of the cross currency swaps, loss from investments, and the impact of statutory tax rate and other legislative changes on deferred income tax liabilities. Excluding these items, the adjusted net loss from operations for the six months ended June 30, 2020 was $1,067 million compared with adjusted net earnings from operations of $1,880 million for the six months ended June 30, 2019.
The net loss for the second quarter of 2020 was $310 million compared with net earnings of $2,831 million for the second quarter of 2019 and a net loss of $1,282 million for the first quarter of 2020. The net loss for the second quarter of 2020 included net after-tax income of $462 million compared with net after-tax income of $1,789 million for the second quarter of 2019 and net after-tax expenses of $987 million for the first quarter of 2020 related to the effects of share-based compensation, risk management activities, fluctuations in foreign exchange rates, foreign exchange gain on the settlement of the cross currency swaps, (gain) loss from investments, and the impact of statutory tax rate and other legislative changes on deferred income tax liabilities. Excluding these items, the adjusted net loss from operations for the second quarter of 2020 was $772 million compared with adjusted net earnings from operations of $1,042 million for the second quarter of 2019 and an adjusted net loss from operations of $295 million for the first quarter of 2020.
The net loss and adjusted net loss from operations for the three and six months ended June 30, 2020 compared with net earnings and adjusted net earnings from operations for the three and six months ended June 30, 2019 primarily reflected:
▪lower crude oil and NGLs netbacks in the Exploration and Production segments; and
▪lower realized SCO prices in the Oil Sands Mining and Upgrading segment;
partially offset by:
▪higher SCO sales volumes in the Oil Sands Mining and Upgrading segment;
▪lower SCO production costs in the Oil Sands Mining and Upgrading segment; and
▪higher sales volumes in the North America Exploration and Production segment.
The net loss and adjusted net loss from operations for the second quarter of 2020 compared with the first quarter of 2020 primarily reflected:
▪lower crude oil and NGLs netbacks in the Exploration and Production segments;
▪lower realized SCO prices in the Oil Sands Mining and Upgrading segment; and
▪lower sales volumes in the North America Exploration and Production segment;
partially offset by:
▪higher SCO sales volumes in the Oil Sands Mining and Upgrading segment; and
▪lower SCO production costs in the Oil Sands Mining and Upgrading segment.
The impacts of share-based compensation, risk management activities and fluctuations in foreign exchange rates also contributed to the movements in net earnings (loss) from the comparable periods. These items are discussed in detail in the relevant sections of this MD&A.

Canadian Natural Resources Limited	5	Six months ended June 30, 2020

Cash Flows (used in) from Operating Activities and Adjusted Funds Flow
Cash flows from operating activities for the six months ended June 30, 2020 were $1,374 million compared with $3,857 million for the six months ended June 30, 2019. Cash flows used in operating activities for the second quarter of 2020 were $351 million compared with cash flows from operating activities of $2,861 million for the second quarter of 2019 and $1,725 million for the first quarter of 2020. The fluctuations in cash flows (used in) from operating activities from the comparable periods were primarily due to the factors previously noted relating to the fluctuations in net earnings (loss) and adjusted net earnings (loss) from operations (excluding the effects of depletion, depreciation and amortization and the impact of statutory tax rate and other legislative changes on deferred income tax liabilities), as well as due to the impact of changes in non-cash working capital.
Adjusted funds flow for the six months ended June 30, 2020 was $1,752 million compared with $4,892 million for the six months ended June 30, 2019. Adjusted funds flow for the second quarter of 2020 was $415 million compared with $2,652 million for the second quarter of 2019 and $1,337 million for the first quarter of 2020. The fluctuations in adjusted funds flow from the comparable periods were primarily due to the factors noted above relating to the fluctuations in cash flows (used in) from operating activities excluding the impact of the net change in non-cash working capital, abandonment expenditures and movements in other long-term assets, including the unamortized cost of the share bonus program and prepaid cost of service tolls.
Production Volumes
Total production before royalties for the second quarter of 2020 increased 14% to 1,165,487 BOE/d from 1,025,800 BOE/d for the second quarter of 2019 and was comparable with 1,178,752 BOE/d for the first quarter of 2020. Crude oil and NGLs and natural gas production volumes are discussed in detail in the "Daily Production" section of this MD&A.
SUMMARY OF QUARTERLY FINANCIAL RESULTS
The following is a summary of the Company’s quarterly financial results for the eight most recently completed quarters:

($ millions, except per common share amounts)	Jun 30 2020	Mar 31 2020	Dec 31 2019	Sep 30 2019
Product sales (1)	$2,944	$4,652	$6,335	$6,587
Crude oil and NGLs	$2,462	$4,323	$5,947	$6,324
Natural gas	$307	$337	$382	$257
Net earnings (loss)	$(310)	$(1,282)	$597	$1,027
Net earnings (loss) per common share
– basic	$(0.26)	$(1.08)	$0.50	$0.87
– diluted	$(0.26)	$(1.08)	$0.50	$0.87
($ millions, except per common share amounts)	Jun 30 2019	Mar 31 2019	Dec 31 2018	Sep 30 2018
Product sales (1)	$5,931	$5,541	$3,831	$6,327
Crude oil and NGLs	$5,597	$5,082	$3,327	$5,967
Natural gas	$324	$456	$504	$360
Net earnings (loss)	$2,831	$961	$(776)	$1,802
Net earnings (loss) per common share
– basic	$2.37	$0.80	$(0.64)	$1.48
– diluted	$2.36	$0.80	$(0.64)	$1.47
(1)Further details related to product sales for the three months ended June 30, 2020 and 2019 are disclosed in note 18 to the Company’s unaudited interim consolidated financial statements.

Canadian Natural Resources Limited	6	Six months ended June 30, 2020

Volatility in the quarterly net earnings (loss) over the eight most recently completed quarters was primarily due to:
▪Crude oil pricing – Fluctuating global supply/demand including crude oil production levels from OPEC and its impact on world supply, the impact of geopolitical and market uncertainties, including those due to COVID-19 and in connection with governmental responses to COVID-19, on worldwide benchmark pricing, the impact of shale oil production in North America, the impact of the Western Canadian Select ("WCS") Heavy Differential from the West Texas Intermediate reference location at Cushing, Oklahoma ("WTI") in North America including the impact of a shortage of takeaway capacity out of the Western Canadian Sedimentary Basin (the "Basin"), the impact of the differential between WTI and Dated Brent ("Brent") benchmark pricing in the North Sea and Offshore Africa and the impact of production curtailments mandated by the Government of Alberta that came into effect January 1, 2019.
▪Natural gas pricing – The impact of fluctuations in both the demand for natural gas and inventory storage levels, third-party pipeline maintenance and outages and the impact of shale gas production in the US.
▪Crude oil and NGLs sales volumes – Fluctuations in production due to the cyclic nature of the Company’s Primrose thermal projects, production from Kirby South and Kirby North, the results from the Pelican Lake water and polymer flood projects, fluctuations in the Company’s drilling program in North America and the International segments, the impact and timing of acquisitions, including the acquisition of assets from Devon Canada Corporation ("Devon") in the second quarter of 2019, as well as the impact of turnarounds and pitstops in the Oil Sands Mining and Upgrading segment, voluntarily curtailed production in late 2018 due to low commodity prices in North America and production curtailments mandated by the Government of Alberta that came into effect January 1, 2019 and the impact of shut-in production due to lower demand during COVID-19. Sales volumes also reflected fluctuations due to timing of liftings and maintenance activities in the International segments.
▪Natural gas sales volumes – Fluctuations in production due to the Company’s allocation of capital to higher return crude oil projects, natural decline rates, fluctuating capacity at the Pine River processing facility, shut-in production due to third-party pipeline restrictions and related pricing impacts, shut-in production due to low commodity prices and the impact and timing of acquisitions.
▪Production expense – Fluctuations primarily due to the impact of the demand and cost for services, fluctuations in product mix and production volumes, the impact of seasonal costs, the impact of increased carbon tax and energy costs, cost optimizations across all segments, the impact and timing of acquisitions, the impact of turnarounds and pitstops in the Oil Sands Mining and Upgrading segment, maintenance activities in the International segments and the impact of the adoption of IFRS 16 on January 1, 2019.
▪Depletion, depreciation and amortization – Fluctuations due to changes in sales volumes including the impact and timing of acquisitions and dispositions, proved reserves, asset retirement obligations, finding and development costs associated with crude oil and natural gas exploration, estimated future costs to develop the Company’s proved undeveloped reserves, fluctuations in International sales volumes subject to higher depletion rates, the impact of turnarounds and pitstops in the Oil Sands Mining and Upgrading segment and the impact of the adoption of IFRS 16 on January 1, 2019.
▪Share-based compensation – Fluctuations due to the measurement of fair market value of the Company's share-based compensation liability.
▪Risk management – Fluctuations due to the recognition of gains and losses from the mark-to-market and subsequent settlement of the Company’s risk management activities.
▪Interest expense – Fluctuations due to the adoption of IFRS 16 on January 1, 2019, fluctuating long-term debt levels, and the impact of movements in benchmark interest rates on outstanding floating rate long-term debt.
▪Foreign exchange rates – Fluctuations in the Canadian dollar relative to the US dollar, which impact the realized price the Company receives for its crude oil and natural gas sales, as sales prices are based predominantly on US dollar denominated benchmarks. Fluctuations in realized and unrealized foreign exchange gains and losses were also recorded with respect to US dollar denominated debt, partially offset by the impact of cross currency swap hedges.
▪Gains on acquisition and disposition and gains/losses on investments – Fluctuations due to the recognition of the acquisition, disposition and revaluation of properties in the various periods, fair value changes in the investments in PrairieSky and Inter Pipeline shares, and the equity loss on the Company's interest in NWRP.
▪Income tax expense – Fluctuations due to statutory tax rate and other legislative changes substantively enacted in the various periods.

Canadian Natural Resources Limited	7	Six months ended June 30, 2020

BUSINESS ENVIRONMENT
Global benchmark crude oil prices decreased significantly in the first half of 2020 due to the erosion of global demand, reflecting the severity of COVID-19 and related economic conditions. In response to the collapse of oil prices in April 2020, OPEC and Russia agreed to cut 9.7 MMbbl/d of production through July 2020. Following these actions, pricing improved in the latter half of the quarter with June 2020 WTI benchmark pricing averaging US$38.31 per bbl and the WCS Heavy Differential averaging US$4.34 per bbl. Subsequent to quarter end, in July 2020, WTI benchmark pricing averaged US$40.77 per bbl and the WCS Heavy Differential averaged US$8.27 per bbl.
Production Flexibility and Cost Control
The Company continues to be nimble and has acted decisively to make appropriate operational improvements to increase efficiencies and cost control and mitigate the impact of the decline in commodity pricing across all of its operations. To mitigate the impact of realized pricing on certain crude oil products, the Company has optimized the production profile across its diverse asset base in the current business environment. The Company has implemented changes to its compensation program in light of current commodity volatility, and these changes had an immediate impact on the Company's costs, effective April 2020. The Company is also working diligently to reduce production costs wherever possible, asking all stakeholders to contribute to the sustainability of operations.
In the second quarter of 2020, the Company prioritized the optimization of higher value light crude oil, NGLs and SCO, representing approximately 51% of total corporate BOE production volumes. Optimization of production volumes continues to be a key focus of the Company at current commodity price levels.
Production costs in the second quarter of 2020 also reflected the impact of measures to promote social distancing related to COVID-19 at the Oil Sands Mining and Upgrading sites, Offshore platforms in the International segment, and the Jackfish and Wolf Lake sites in the North America Exploration and Production segment. The Company continues to mitigate the impact of these costs through its focus on cost control and efficiencies across the asset base.
Canada Emergency Wage Subsidy
On March 27, 2020, in response to COVID-19, the Government of Canada announced the CEWS. The CEWS enables eligible Canadian employers who have been impacted by COVID-19 to apply for a subsidy of up to 75% of eligible employee wages under this program. The Company was eligible for the subsidy as its qualifying revenues declined by in excess of 30% in the second quarter of 2020 as compared to the second quarter of 2019.
Liquidity
As at June 30, 2020, the Company had in place revolving bank credit facilities of $4,958 million, of which $3,879 million was available. Including cash and cash equivalents and other liquidity, the Company had approximately $4,112 million in available liquidity. During the second quarter of 2020, the Company repaid $900 million of 2.05% medium-term notes and issued US$600 million of 2.05% notes due July 2025 and US$500 million of 2.95% notes due July 2030.
The Company remains committed to maintaining a strong balance sheet, adequate available liquidity and a flexible capital structure.
Capital Spending
Effective and efficient operations will continue to be a focus of the Company. The Company's 2020 capital budget is flexible and disciplined and was originally targeted, when finalized on December 4, 2019, at approximately $4,050 million. In the first quarter of 2020, as a result of the volatility in crude oil pricing, the Company reduced its capital spending budget to approximately $2,960 million. In the second quarter of 2020, the budget was further reduced to approximately $2,680 million, a $1,370 million reduction from the original 2020 budget.
Risks and Uncertainties
COVID-19 continues to have the potential to further disrupt the Company’s operations, projects and financial condition through the disruption of the local or global supply chain and transportation services, or the loss of manpower resulting from quarantines that affect the Company’s labour pools in their local communities, workforce camps or operating sites or that are instituted by local health authorities as a precautionary measure, any of which may require the Company to temporarily reduce or shutdown its operations depending on their extent and severity.

Canadian Natural Resources Limited	8	Six months ended June 30, 2020

Benchmark Commodity Prices

	Three Months Ended			Six Months Ended
(Average for the period)	Jun 30 2020	Mar 31 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
WTI benchmark price (US$/bbl)	$27.85	$46.08	$59.83	$36.97	$57.38
Dated Brent benchmark price (US$/bbl)	$31.38	$50.42	$68.36	$40.90	$65.87
WCS Heavy Differential from WTI (US$/bbl)	$11.53	$20.47	$10.65	$16.00	$11.51
SCO price (US$/bbl)	$23.28	$43.39	$59.96	$33.33	$56.10
Condensate benchmark price (US$/bbl)	$22.19	$45.54	$55.86	$33.86	$53.19
Condensate Differential from WTI (US$/bbl)	$5.66	$0.54	$3.96	$3.11	$4.18
NYMEX benchmark price (US$/MMBtu)	$1.72	$1.95	$2.64	$1.84	$2.89
AECO benchmark price (C$/GJ)	$1.81	$2.03	$1.11	$1.92	$1.47
US/Canadian dollar average exchange rate (US$)	$0.7218	$0.7434	$0.7474	$0.7324	$0.7498
Substantially all of the Company’s production is sold based on US dollar benchmark pricing. Specifically, crude oil is marketed based on WTI and Brent indices. Canadian natural gas pricing is primarily based on AECO reference pricing, which is derived from the NYMEX reference pricing and adjusted for its basis or location differential to the NYMEX delivery point at Henry Hub. The Company’s realized prices are highly sensitive to fluctuations in foreign exchange rates. Product revenue continued to be impacted by the volatility of the Canadian dollar as the Canadian dollar sales price the Company received for its crude oil and natural gas sales is based on US dollar denominated benchmarks.
Effective January 1, 2019, the Government of Alberta implemented a mandatory curtailment program that has been successful in mitigating the discount in crude oil pricing received in Alberta for both light crude oil and heavy crude oil. The timing of program cessation remains uncertain. The Company continues to execute operational flexibility to maximize production volumes through its curtailment optimization strategy, and has significant additional capacity available to further increase production volumes should curtailment restrictions ease.
Crude oil sales contracts in the North America segment are typically based on WTI benchmark pricing. WTI averaged US$36.97 per bbl for the six months ended June 30, 2020, a decrease of 36% from US$57.38 per bbl for the six months ended June 30, 2019. WTI averaged US$27.85 per bbl for the second quarter of 2020, a decrease of 53% from US$59.83 per bbl for the second quarter of 2019, and a decrease of 40% from US$46.08 per bbl for the first quarter of 2020.
Crude oil sales contracts for the Company’s North Sea and Offshore Africa segments are typically based on Brent pricing, which is representative of international markets and overall world supply and demand. Brent averaged US$40.90 per bbl for the six months ended June 30, 2020, a decrease of 38% from US$65.87 per bbl for the six months ended June 30, 2019. Brent averaged US$31.38 per bbl for the second quarter of 2020, a decrease of 54% from US$68.36 per bbl for the second quarter of 2019, and a decrease of 38% from US$50.42 per bbl for the first quarter of 2020.
The decrease in WTI and Brent pricing for the three and six months ended June 30, 2020 from the comparable periods primarily reflected significant reductions in refinery utilization due to decreased demand as a result of COVID-19, resulting in an oversupply of crude oil in the market. During the second quarter of 2020, OPEC and Russia came to an agreement to reduce supply, which partially mitigated the significant decline in crude oil pricing.
The WCS Heavy Differential averaged US$16.00 per bbl for the six months ended June 30, 2020, an increase of 39% from US$11.51 per bbl for the six months ended June 30, 2019. The WCS Heavy Differential averaged US$11.53 per bbl for the second quarter of 2020, an increase of 8% from US$10.65 per bbl for the second quarter of 2019, and a decrease of 44% from US$20.47 per bbl for the first quarter of 2020. The narrowing of the WCS Heavy Differential for the second quarter of 2020 from the first quarter of 2020 primarily reflected reduced benchmark pricing as well as the impact of a significant reduction in supply from the Basin. The WCS Heavy Differential in the current and the comparable periods also reflected the impact of the mandatory curtailment program.
The SCO price averaged US$33.33 per bbl for the six months ended June 30, 2020, a decrease of 41% from US$56.10 per bbl for the six months ended June 30, 2019. The SCO price averaged US$23.28 per bbl for the second quarter of 2020, a decrease of 61% from US$59.96 per bbl for the second quarter of 2019, and a decrease of 46%

Canadian Natural Resources Limited	9	Six months ended June 30, 2020

from US$43.39 per bbl for the first quarter of 2020. The decrease in the SCO price for the three and six months ended June 30, 2020 from the comparable periods primarily reflected a decrease in WTI benchmark pricing.
NYMEX natural gas prices averaged US$1.84 per MMBtu for the six months ended June 30, 2020, a decrease of 36% from US$2.89 per MMBtu for the six months ended June 30, 2019. NYMEX natural gas prices averaged US$1.72 per MMBtu for the second quarter of 2020, a decrease of 35% from US$2.64 per MMBtu for the second quarter of 2019, and a decrease of 12% from US$1.95 per MMBtu for the first quarter of 2020. The decrease in NYMEX natural gas prices for the three and six months ended June 30, 2020 from the comparable periods primarily reflected production levels exceeding North American demand due to decreasing Liquefied Natural Gas ("LNG") exports and the impact of COVID-19, together with the impact of milder weather conditions.
AECO natural gas prices averaged $1.92 per GJ for the six months ended June 30, 2020, an increase of 31% from $1.47 per GJ for the six months ended June 30, 2019. AECO natural gas prices averaged $1.81 per GJ for the second quarter of 2020, an increase of 63% from $1.11 per GJ for the second quarter of 2019, and a decrease of 11% from $2.03 per GJ for the first quarter of 2020. The increase in AECO natural gas prices for the three and six months ended June 30, 2020 from the comparable periods in 2019 primarily reflected low storage levels and the impact of the TC Energy Temporary Service Protocol. The decrease in AECO natural gas prices for the second quarter of 2020 from the first quarter of 2020 primarily reflected seasonal demand factors.
DAILY PRODUCTION, before royalties

	Three Months Ended			Six Months Ended
	Jun 30 2020	Mar 31 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	413,506	456,877	344,665	435,191	332,120
North America – Oil Sands Mining and Upgrading (1)	464,318	438,101	374,500	451,210	395,238
North Sea	26,627	27,755	27,594	27,191	26,659
Offshore Africa	17,444	15,943	23,650	16,694	22,907
	921,895	938,676	770,409	930,286	776,924
Natural gas (MMcf/d)
North America	1,431	1,407	1,482	1,419	1,468
North Sea	15	23	23	19	25
Offshore Africa	16	10	27	13	28
	1,462	1,440	1,532	1,451	1,521
Total barrels of oil equivalent (BOE/d)	1,165,487	1,178,752	1,025,800	1,172,120	1,030,480
Product mix
Light and medium crude oil and NGLs	11%	11%	15%	11%	14%
Pelican Lake heavy crude oil	5%	5%	5%	5%	6%
Primary heavy crude oil	5%	7%	8%	6%	7%
Bitumen (thermal oil)	18%	20%	11%	19%	10%
Synthetic crude oil (1)	40%	37%	36%	38%	38%
Natural gas	21%	20%	25%	21%	25%
Percentage of gross revenue (1) (2)
(excluding Midstream and Refining revenue)
Crude oil and NGLs	89%	92%	95%	91%	93%
Natural gas	11%	8%	5%	9%	7%
(1)SCO production before royalties excludes SCO consumed internally as diesel.
(2)Net of blending costs and excluding risk management activities.

Canadian Natural Resources Limited	10	Six months ended June 30, 2020

DAILY PRODUCTION, net of royalties

	Three Months Ended			Six Months Ended
	Jun 30 2020	Mar 31 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	379,554	414,460	307,413	397,007	294,395
North America – Oil Sands Mining and Upgrading	462,143	432,936	354,975	447,539	376,189
North Sea	26,567	27,693	27,525	27,130	26,605
Offshore Africa	16,739	15,296	22,694	16,017	21,484
	885,003	890,385	712,607	887,693	718,673
Natural gas (MMcf/d)
North America	1,399	1,374	1,427	1,387	1,414
North Sea	15	23	23	19	25
Offshore Africa	15	10	25	12	25
	1,429	1,407	1,475	1,418	1,464
Total barrels of oil equivalent (BOE/d)	1,123,221	1,124,839	958,499	1,124,029	962,605
The Company’s business approach is to maintain large project inventories and production diversification among each of the commodities it produces; namely light and medium crude oil and NGLs, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), SCO and natural gas.
Crude oil and NGLs production before royalties for the six months ended June 30, 2020 averaged 930,286 bbl/d, an increase of 20% from 776,924 bbl/d for the six months ended June 30, 2019. Crude oil and NGLs production for the second quarter of 2020 of 921,895 bbl/d increased 20% from 770,409 bbl/d for the second quarter of 2019, and was comparable with 938,676 bbl/d for the first quarter of 2020. The increase in crude oil and NGLs production for the six months ended June 30, 2020 from the six months ended June 30, 2019 primarily reflected production from the acquisition of thermal and heavy oil assets from Devon and high utilization rates and operational enhancements in the Oil Sands Mining and Upgrading segment. The increase in crude oil and NGLs production for the second quarter of 2020 from the second quarter of 2019 primarily reflected record production in the Oil Sands Mining and Upgrading segment in the second quarter, together with added production from the acquisition of thermal and heavy oil assets from Devon.
Production in the three and six months ended June 30, 2020 and comparable periods reflected the impact of mandatory Government of Alberta curtailment.
Natural gas production before royalties for the six months ended June 30, 2020 decreased 5% to 1,451 MMcf/d from 1,521 MMcf/d for the six months ended June 30, 2019. Natural gas production for the second quarter of 2020 of 1,462 MMcf/d decreased 5% from 1,532 MMcf/d for the second quarter of 2019, and increased slightly from 1,440 MMcf/d for the first quarter of 2020. The decrease in natural gas production for the three and six months ended June 30, 2020 from the comparable periods in 2019 primarily reflected natural field declines. The increase in natural gas production for the second quarter of 2020 from the first quarter of 2020 reflected the impact of added natural gas volumes due to opportunities identified by the Company.

Canadian Natural Resources Limited	11	Six months ended June 30, 2020

North America – Exploration and Production
North America crude oil and NGLs production before royalties for the six months ended June 30, 2020 averaged 435,191 bbl/d, an increase of 31% from 332,120 bbl/d for the six months ended June 30, 2019. North America crude oil and NGLs production for the second quarter of 2020 of 413,506 bbl/d increased 20% from 344,665 bbl/d for the second quarter of 2019, and decreased 9% from 456,877 bbl/d for the first quarter of 2020. The increase in production for the three and six months ended June 30, 2020 from the comparable periods in 2019 primarily reflected the acquisition of thermal and heavy oil assets from Devon. The decrease in production for the second quarter of 2020 from the first quarter of 2020 was primarily due to the Company's response to lower crude oil pricing, including maintenance activities in thermal, reduced well servicing activities, and the temporary reduction and shut in of certain crude oil fields. Production in the three and six months ended June 30, 2020 and comparable periods reflected the impact of mandatory Government of Alberta curtailment.
Thermal oil production before royalties for the second quarter of 2020 averaged 212,807 bbl/d, an increase of 94% from 109,599 bbl/d for the second quarter of 2019, and a decrease of 7% from 228,303 bbl/d for the first quarter of 2020. The increase in thermal oil production from the second quarter of 2019 primarily reflected the impact of production from the acquisition from Devon, together with new production from Kirby North and pad additions at Primrose. The decrease in thermal oil production from the first quarter of 2020 primarily reflected temporary voluntary curtailment of thermal production volumes and accelerated maintenance activities in response to low commodity pricing.
Pelican Lake heavy crude oil production before royalties averaged 55,731 bbl/d for the second quarter of 2020 comparable with 55,031 bbl/d for the second quarter of 2019 and a decrease of 4% from 57,986 bbl/d for the first quarter of 2020, reflecting reduced well servicing activities in response to lower crude oil pricing, together with the field's low natural decline rate.
Natural gas production before royalties for the six months ended June 30, 2020 decreased 3% to 1,419 MMcf/d from 1,468 MMcf/d for the six months ended June 30, 2019. Natural gas production for the second quarter of 2020 averaged 1,431 MMcf/d, a decrease of 3% from 1,482 MMcf/d for the second quarter of 2019, and a slight increase from 1,407 MMcf/d for the first quarter of 2020. The decrease in natural gas production for the three and six months ended June 30, 2020 from the comparable periods in 2019 primarily reflected natural field declines. The increase in natural gas production for the second quarter of 2020 from the first quarter of 2020 reflected the impact of added natural gas volumes due to opportunities identified by the Company.
North America – Oil Sands Mining and Upgrading
SCO production before royalties for the six months ended June 30, 2020 of 451,210 bbl/d increased 14% from 395,238 bbl/d for the six months ended June 30, 2019. SCO production for the second quarter of 2020 increased 24% to average 464,318 bbl/d from 374,500 bbl/d for the second quarter of 2019 and increased 6% from 438,101 bbl/d for the first quarter of 2020. The increase in production for the three and six months ended June 30, 2020 from the comparable periods was due to high utilization rates and operational enhancements at both Horizon and AOSP, partially offset by the impact of planned maintenance activities at Horizon in May 2020.
North Sea
North Sea crude oil production before royalties for the six months ended June 30, 2020 of 27,191 bbl/d was comparable with 26,659 bbl/d for the six months ended June 30, 2019. North Sea crude oil production for the second quarter of 2020 decreased 4% to 26,627 bbl/d from 27,594 bbl/d for the second quarter of 2019 and decreased 4% from 27,755 bbl/d for the first quarter of 2020. The decrease in production for the three months ended June 30, 2020 from the comparable periods was primarily due to the permanent cessation of production at the Banff and Kyle fields on June 1, 2020, as well as natural field declines.
Offshore Africa
Offshore Africa crude oil production before royalties for the six months ended June 30, 2020 decreased 27% to 16,694 bbl/d from 22,907 bbl/d for the six months ended June 30, 2019. Offshore Africa crude oil production for the second quarter of 2020 of 17,444 bbl/d decreased 26% from 23,650 bbl/d for the second quarter of 2019 and increased 9% from 15,943 bbl/d for the first quarter of 2020. The decrease in production for the three and six months ended June 30, 2020 from the comparable periods in 2019 was primarily due to natural field declines. The increase in production for the second quarter of 2020 from the first quarter of 2020 primarily reflected the successful completion of planned turnaround activities at Espoir in the first quarter of 2020.

Canadian Natural Resources Limited	12	Six months ended June 30, 2020

International Crude Oil Inventory Volumes
The Company recognizes revenue on its crude oil production when control of the product passes to the customer and delivery has taken place. Revenue has not been recognized in the International business segments on crude oil volumes held in various storage facilities or FPSOs, as follows:

(bbl)	Jun 30 2020	Mar 31 2020	Jun 30 2019
North Sea	190,135	—	969,651
Offshore Africa	1,375,747	532,347	1,076,772
	1,565,882	532,347	2,046,423

OPERATING HIGHLIGHTS – EXPLORATION AND PRODUCTION

	Three Months Ended			Six Months Ended
	Jun 30 2020	Mar 31 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Crude oil and NGLs ($/bbl) (1)
Sales price (2)	$18.97	$25.90	$63.45	$22.70	$59.05
Transportation	4.20	3.87	3.35	4.02	3.31
Realized sales price, net of transportation	14.77	22.03	60.10	18.68	55.74
Royalties	1.48	2.34	6.35	1.94	6.17
Production expense	12.53	13.71	14.42	13.17	15.17
Netback	$0.76	$5.98	$39.33	$3.57	$34.40
Natural gas ($/Mcf) (1)
Sales price (2)	$2.03	$2.22	$1.98	$2.13	$2.53
Transportation	0.41	0.46	0.40	0.44	0.43
Realized sales price, net of transportation	1.62	1.76	1.58	1.69	2.10
Royalties	0.05	0.05	0.08	0.05	0.10
Production expense	1.15	1.31	1.23	1.23	1.28
Netback	$0.42	$0.40	$0.27	$0.41	$0.72
Barrels of oil equivalent ($/BOE) (1)
Sales price (2)	$16.57	$21.90	$43.38	$19.37	$41.42
Transportation	3.61	3.50	2.97	3.55	3.03
Realized sales price, net of transportation	12.96	18.40	40.41	15.82	38.39
Royalties	1.05	1.70	4.06	1.40	3.92
Production expense	10.55	11.87	11.68	11.24	12.15
Netback	$1.36	$4.83	$24.67	$3.18	$22.32
(1)Amounts expressed on a per unit basis are based on sales volumes.
(2)Net of blending costs and excluding risk management activities.

Canadian Natural Resources Limited	13	Six months ended June 30, 2020

PRODUCT PRICES – EXPLORATION AND PRODUCTION

	Three Months Ended			Six Months Ended
	Jun 30 2020	Mar 31 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Crude oil and NGLs ($/bbl) (1) (2)
North America	$17.22	$23.48	$59.45	$20.57	$55.39
North Sea	$45.60	$45.85	$88.25	$45.74	$88.00
Offshore Africa	$29.40	$58.16	$95.33	$48.35	$89.79
Average	$18.97	$25.90	$63.45	$22.70	$59.05

Natural gas ($/Mcf) (1) (2)
North America	$1.97	$2.15	$1.84	$2.06	$2.35
North Sea	$1.42	$3.75	$5.34	$2.81	$7.96
Offshore Africa	$8.75	$8.94	$6.94	$8.83	$7.14
Average	$2.03	$2.22	$1.98	$2.13	$2.53

Average ($/BOE) (1) (2)	$16.57	$21.90	$43.38	$19.37	$41.42
(1)Amounts expressed on a per unit basis are based on sales volumes.
(2)Net of blending costs and excluding risk management activities.
North America
North America realized crude oil prices decreased 63% to average $20.57 per bbl for the six months ended June 30, 2020 from $55.39 per bbl for the six months ended June 30, 2019. North America realized crude oil prices averaged $17.22 per bbl for the second quarter of 2020, a decrease of 71% compared with $59.45 per bbl for the second quarter of 2019, and a decrease of 27% compared with $23.48 per bbl for the first quarter of 2020. The decrease in realized crude oil prices for the three and six months ended June 30, 2020 from the comparable periods was primarily due to lower WTI benchmark pricing due to decreased demand as a result of COVID-19, resulting in an oversupply of crude oil in the market, together with fluctuations in the WCS Heavy Differential. The Company continues to focus on its crude oil blending marketing strategy and in the second quarter of 2020 contributed approximately 136,000 bbl/d of heavy crude oil blends to the WCS stream.
North America realized natural gas prices decreased 12% to average $2.06 per Mcf for the six months ended June 30, 2020 from $2.35 per Mcf for the six months ended June 30, 2019. North America realized natural gas prices increased 7% to average $1.97 per Mcf for the second quarter of 2020 from $1.84 per Mcf for the second quarter of 2019, and decreased 8% from $2.15 per Mcf for the first quarter of 2020. The decrease in realized natural gas prices for the three and six months ended June 30, 2020 from the six months ended June 30, 2019 and the first quarter of 2020 primarily reflected production levels exceeding North American demand due to decreasing LNG exports and the impact of COVID-19, together with the impact of milder weather conditions. The increase in realized natural gas prices for the second quarter of 2020 from the second quarter of 2019 primarily reflected low storage levels and the impact of the TC Energy Temporary Service Protocol.
Comparisons of the prices received in North America Exploration and Production by product type were as follows:

	Three Months Ended
(Quarterly average)	Jun 30 2020	Mar 31 2020	Jun 30 2019
Wellhead Price (1) (2)
Light and medium crude oil and NGLs ($/bbl)	$20.36	$38.15	$53.23
Pelican Lake heavy crude oil ($/bbl)	$20.98	$27.75	$66.71
Primary heavy crude oil ($/bbl)	$17.98	$25.01	$64.71
Bitumen (thermal oil) ($/bbl)	$14.79	$16.53	$57.61
Natural gas ($/Mcf)	$1.97	$2.15	$1.84
(1)Amounts expressed on a per unit basis are based on sales volumes.
(2)Net of blending costs and excluding risk management activities.

Canadian Natural Resources Limited	14	Six months ended June 30, 2020

North Sea
North Sea realized crude oil prices of $45.74 per bbl for the six months ended June 30, 2020 decreased 48% from $88.00 per bbl for the six months ended June 30, 2019. North Sea realized crude oil prices decreased 48% to average $45.60 per bbl for the second quarter of 2020 from $88.25 per bbl for the second quarter of 2019 and was comparable with $45.85 per bbl for the first quarter of 2020. Realized crude oil prices per barrel in any particular period are dependent on the terms of the various sales contracts, the frequency and timing of liftings from each field, and prevailing crude oil prices and foreign exchange rates at the time of lifting. The fluctuations in realized crude oil prices for the three and six months ended June 30, 2020 from the comparable periods reflected prevailing Brent benchmark pricing at the time of liftings, together with the impact of movements in the Canadian dollar.
Offshore Africa
Offshore Africa realized crude oil prices decreased 46% to average $48.35 per bbl for the six months ended June 30, 2020 from $89.79 per bbl for the six months ended June 30, 2019. Offshore Africa realized crude oil prices decreased 69% to average $29.40 per bbl for the second quarter of 2020 from $95.33 per bbl for the second quarter of 2019 and decreased 49% from $58.16 per bbl for the first quarter of 2020. Realized crude oil prices per barrel in any particular period are dependent on the terms of the various sales contracts, the frequency and timing of liftings from each field, and prevailing crude oil prices and foreign exchange rates at the time of lifting. The fluctuations in realized crude oil prices for the three and six months ended June 30, 2020 from the comparable periods reflected prevailing Brent benchmark pricing at the time of liftings, together with the impact of movements in the Canadian dollar.
ROYALTIES – EXPLORATION AND PRODUCTION

	Three Months Ended			Six Months Ended
	Jun 30 2020	Mar 31 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Crude oil and NGLs ($/bbl) (1)
North America	$1.56	$2.49	$6.99	$2.06	$6.62
North Sea	$0.10	$0.10	$0.22	$0.10	$0.18
Offshore Africa	$1.19	$2.36	$3.85	$1.96	$5.04
Average	$1.48	$2.34	$6.35	$1.94	$6.17

Natural gas ($/Mcf) (1)
North America	$0.04	$0.05	$0.07	$0.05	$0.09
Offshore Africa	$0.40	$0.51	$0.59	$0.44	$0.72
Average	$0.05	$0.05	$0.08	$0.05	$0.10

Average ($/BOE) (1)	$1.05	$1.70	$4.06	$1.40	$3.92
(1)Amounts expressed on a per unit basis are based on sales volumes.
North America
North America crude oil and natural gas royalties for the three and six months ended June 30, 2020 and the comparable periods reflected movements in benchmark commodity prices. North America crude oil royalties also reflected fluctuations in the WCS Heavy Differential and changes in the production mix between high and low royalty rate product types.
Crude oil and NGLs royalty rates averaged approximately 10% of product sales for the six months ended June 30, 2020 compared with 12% of product sales for the six months ended June 30, 2019. Crude oil and NGLs royalty rates averaged approximately 9% of product sales for the second quarter of 2020 compared with 12% for the second quarter of 2019 and 11% for the first quarter of 2020. The decrease in royalty rates for the three and six months ended June 30, 2020 from the comparable periods primarily reflected lower benchmark prices together with fluctuations in the WCS Heavy Differential.
Natural gas royalty rates averaged approximately 2% of product sales for the six months ended June 30, 2020 compared with 4% of product sales for the six months ended June 30, 2019. Natural gas royalty rates averaged approximately 2% of product sales for the first and second quarter of 2020 compared with 4% for the second quarter

Canadian Natural Resources Limited	15	Six months ended June 30, 2020

of 2019. The decrease in royalty rates for the second quarter of 2020 from the second quarter of 2019 primarily reflected royalty adjustments, offsetting the impact of higher realized natural gas prices.
Offshore Africa
Under the terms of the various Production Sharing Contracts, royalty rates fluctuate based on realized commodity pricing, capital expenditures and production expenses, the status of payouts, and the timing of liftings from each field.
Royalty rates as a percentage of product sales averaged approximately 4% for the six months ended June 30, 2020, compared with 6% of product sales for the six months ended June 30, 2019. Royalty rates as a percentage of product sales averaged approximately 4% for the second quarter of 2020, compared with 4% of product sales for the second quarter of 2019 and the first quarter of 2020. Royalty rates as a percentage of product sales reflected the timing of liftings and the status of payout in the various fields.
PRODUCTION EXPENSE – EXPLORATION AND PRODUCTION

	Three Months Ended			Six Months Ended
	Jun 30 2020	Mar 31 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Crude oil and NGLs ($/bbl) (1)
North America	$11.65	$12.69	$13.10	$12.20	$14.03
North Sea	$28.47	$29.73	$37.31	$29.19	$38.24
Offshore Africa	$10.62	$11.88	$8.40	$11.45	$8.93
Average	$12.53	$13.71	$14.42	$13.17	$15.17

Natural gas ($/Mcf) (1)
North America	$1.11	$1.24	$1.15	$1.17	$1.22
North Sea	$3.18	$3.45	$5.09	$3.34	$3.60
Offshore Africa	$3.46	$5.56	$2.49	$4.30	$2.30
Average	$1.15	$1.31	$1.23	$1.23	$1.28

Average ($/BOE) (1)	$10.55	$11.87	$11.68	$11.24	$12.15
(1)Amounts expressed on a per unit basis are based on sales volumes.
North America
North America crude oil and NGLs production expense for the six months ended June 30, 2020 averaged $12.20 per bbl, a decrease of 13% from $14.03 per bbl for the six months ended June 30, 2019. North America crude oil and NGLs production expense for the second quarter of 2020 of $11.65 per bbl decreased 11% from $13.10 per bbl for the second quarter of 2019 and decreased 8% from $12.69 per bbl for the first quarter of 2020. The decrease in crude oil and NGLs production expense per barrel for the three and six months ended June 30, 2020 from the comparable periods primarily reflected the impact of operating cost synergies captured to date combined with added production from the acquisition of assets from Devon, Kirby North and pad additions at Primrose, and the Company's continuous focus on cost control and achieving efficiencies across the entire asset base. The decrease for the second quarter of 2020 from the first quarter of 2020 reflected the impact of seasonality.
North America natural gas production expense for the six months ended June 30, 2020 averaged $1.17 per Mcf, a decrease of 4% from $1.22 per Mcf for the six months ended June 30, 2019. North America natural gas production expense for the second quarter of 2020 of $1.11 per Mcf decreased 3% from $1.15 per Mcf for the second quarter of 2019 and decreased 10% from $1.24 per Mcf for the first quarter of 2020. The decrease in natural gas production expense per Mcf for the three and six months ended June 30, 2020 from the comparable periods primarily reflected the Company's continued focus on cost control and increased volumes processed in strategically owned and operated infrastructure. The decrease for the second quarter of 2020 from the first quarter of 2020 reflected the impact of seasonality.

Canadian Natural Resources Limited	16	Six months ended June 30, 2020

North Sea
North Sea crude oil production expense for the six months ended June 30, 2020 decreased 24% to $29.19 per bbl from $38.24 per bbl for the six months ended June 30, 2019. North Sea crude oil production expense for the second quarter of 2020 of $28.47 per bbl decreased 24% from $37.31 per bbl for the second quarter of 2019 and decreased 4% from $29.73 per bbl for the first quarter of 2020. The decrease in crude oil production expense per bbl for the three and six months ended June 30, 2020 from the comparable periods primarily reflected reduced maintenance activities due to COVID-19, the Company's continuous focus on cost control, and the timing of liftings from various fields that have different cost structures. North Sea production expense also reflected fluctuations in the Canadian dollar.
Offshore Africa
Offshore Africa crude oil production expense for the six months ended June 30, 2020 increased 28% to $11.45 per bbl from $8.93 per bbl for the six months ended June 30, 2019. Offshore Africa crude oil production expense for the second quarter of 2020 of $10.62 per bbl increased 26% from $8.40 per bbl for the second quarter of 2019 and decreased 11% from $11.88 per bbl for the first quarter of 2020. The changes in production expense per bbl for the three and six months ended June 30, 2020 from the comparable periods primarily reflected fluctuations in production volumes on a relatively fixed cost base, the Company's continuous focus on cost control, and fluctuations in the Canadian dollar. The increase in production expense for the six months ended June 30, 2020 from the six months ended June 30, 2019 also reflected the timing of liftings from various fields that have different cost structures.
DEPLETION, DEPRECIATION AND AMORTIZATION – EXPLORATION AND PRODUCTION

	Three Months Ended			Six Months Ended
($ millions, except per BOE amounts)	Jun 30 2020	Mar 31 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Expense	$974	$1,095	$929	$2,069	$1,772
$/BOE (1)	$15.47	$15.75	$15.60	$15.62	$15.58
(1)Amounts expressed on a per unit basis are based on sales volumes.
Depletion, depreciation and amortization expense for the six months ended June 30, 2020 of $15.62 per BOE was comparable with $15.58 per BOE for the six months ended June 30, 2019. Depletion, depreciation and amortization expense for the second quarter of 2020 of $15.47 per BOE was comparable with $15.60 per BOE for the second quarter of 2019 and $15.75 per BOE for the first quarter of 2020.
ASSET RETIREMENT OBLIGATION ACCRETION – EXPLORATION AND PRODUCTION

	Three Months Ended			Six Months Ended
($ millions, except per BOE amounts)	Jun 30 2020	Mar 31 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Expense	$33	$35	$31	$68	$59
$/BOE (1)	$0.53	$0.50	$0.49	$0.51	$0.52
(1)Amounts expressed on a per unit basis are based on sales volumes.
Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time.
Asset retirement obligation accretion expense for the six months ended June 30, 2020 of $0.51 per BOE was comparable with $0.52 per BOE for the six months ended June 30, 2019. Asset retirement obligation accretion expense for the second quarter of 2020 of $0.53 per BOE increased 8% from $0.49 per BOE for the second quarter of 2019, and increased 6% from $0.50 per BOE for the first quarter of 2020. Fluctuations in asset retirement obligation accretion expense on a per BOE basis primarily reflect fluctuating sales volumes.

Canadian Natural Resources Limited	17	Six months ended June 30, 2020

OPERATING HIGHLIGHTS – OIL SANDS MINING AND UPGRADING
The Company continues to focus on safe, reliable and efficient operations and leveraging its technical expertise across the Horizon and AOSP sites. Record production in the second quarter of 2020 averaged 464,318 bbl/d due to high utilization rates and operational enhancements at both Horizon and AOSP, partially offset by the impact of planned maintenance activities at Horizon in May 2020.
The Company achieved production costs of $730 million for the second quarter of 2020, a 10% decrease from the second quarter of 2019 and the first quarter of 2020. The decrease in production costs on a total and per barrel basis demonstrated the Company's continued focus on efficiencies and cost control.
PRODUCT PRICES, ROYALTIES AND TRANSPORTATION – OIL SANDS MINING AND UPGRADING

	Three Months Ended			Six Months Ended
($/bbl) (1)	Jun 30 2020	Mar 31 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
SCO realized sales price (2)	$29.11	$50.88	$74.98	$39.71	$70.12
Bitumen value for royalty purposes (3)	$18.35	$16.82	$58.74	$17.60	$53.16
Bitumen royalties (4)	$0.15	$0.87	$3.79	$0.50	$3.00
Transportation	$0.97	$1.28	$1.53	$1.12	$1.34
(1)Amounts expressed on a per unit basis are based on sales volumes excluding turnaround periods.
(2)Net of blending and feedstock costs.
(3)Calculated as the quarterly average of the bitumen valuation methodology price.
(4)Calculated based on bitumen royalties expensed during the period; divided by the corresponding SCO sales volumes.
The realized SCO sales price averaged $39.71 per bbl for the six months ended June 30, 2020, a decrease of 43% from $70.12 per bbl for the six months ended June 30, 2019. For the second quarter of 2020, the realized sales price decreased 61% to $29.11 per bbl from $74.98 per bbl for the second quarter of 2019 and decreased 43% from $50.88 per bbl for the first quarter of 2020. The decrease in the realized SCO sales price for the three and six months ended June 30, 2020 from the comparable periods primarily reflected a decrease in WTI benchmark pricing.
Transportation expense averaged $1.12 per bbl for the six months ended June 30, 2020, a decrease of 16% from $1.34 per bbl for the six months ended June 30, 2019. For the second quarter of 2020, transportation expense decreased 37% to $0.97 per bbl from $1.53 per bbl for the second quarter of 2019 and decreased 24% from $1.28 per bbl for the first quarter of 2020. The decrease in transportation expense for the three and six months ended June 30, 2020 from the comparable periods primarily reflected increased production volumes, together with lower pipeline charges for the second quarter of 2020.
PRODUCTION COSTS – OIL SANDS MINING AND UPGRADING
The following tables are reconciled to the Oil Sands Mining and Upgrading production costs disclosed in note 18 to the Company’s unaudited interim consolidated financial statements.

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2020	Mar 31 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Production costs, excluding natural gas costs	$699	$773	$789	$1,472	$1,568
Natural gas costs	31	36	25	67	68
Production costs	$730	$809	$814	$1,539	$1,636

	Three Months Ended			Six Months Ended
($/bbl) (1)	Jun 30 2020	Mar 31 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Production costs, excluding natural gas costs	$16.98	$19.83	$23.45	$18.37	$21.79
Natural gas costs	0.76	0.93	0.72	0.84	0.94
Production costs	$17.74	$20.76	$24.17	$19.21	$22.73
Sales (bbl/d)	452,066	428,515	369,846	440,290	397,664
(1)Amounts expressed on a per unit basis are based on sales volumes excluding turnaround periods.

Canadian Natural Resources Limited	18	Six months ended June 30, 2020

Production costs for the six months ended June 30, 2020 decreased 15% to $19.21 per bbl from $22.73 per bbl for the six months ended June 30, 2019. Production costs for the second quarter of 2020 averaged $17.74 per bbl, a decrease of 27% from $24.17 per bbl for the second quarter of 2019 and a decrease of 15% from $20.76 per bbl for the first quarter of 2020.
The decrease in production costs for the three and six months ended June 30, 2020 from the comparable periods primarily reflected high utilization rates and operational enhancements at both Horizon and AOSP, partially offset by planned maintenance activities at Horizon in May 2020. The Company continued to focus on cost control and efficiencies across the entire asset base.
DEPLETION, DEPRECIATION AND AMORTIZATION – OIL SANDS MINING AND UPGRADING

	Three Months Ended			Six Months Ended
($ millions, except per bbl amounts)	Jun 30 2020	Mar 31 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Expense	$451	$440	$374	$891	$791
$/bbl (1)	$10.97	$11.28	$11.12	$11.12	$10.99
(1) Amounts expressed on a per unit basis are based on sales volumes excluding turnaround periods.
Depletion, depreciation and amortization expense for the six months ended June 30, 2020 of $11.12 per bbl was comparable with $10.99 per bbl for the six months ended June 30, 2019. Depletion, depreciation and amortization expense for the second quarter of 2020 of $10.97 per bbl was comparable with $11.12 per bbl for the second quarter of 2019, and decreased 3% from $11.28 per bbl for the first quarter of 2020.
ASSET RETIREMENT OBLIGATION ACCRETION – OIL SANDS MINING AND UPGRADING

	Three Months Ended			Six Months Ended
($ millions, except per bbl amounts)	Jun 30 2020	Mar 31 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Expense	$18	$17	$15	$35	$31
$/bbl (1)	$0.44	$0.44	$0.46	$0.44	$0.43
(1)Amounts expressed on a per unit basis are based on sales volumes.
Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time.
Asset retirement obligation accretion expense for the six months ended June 30, 2020 of $0.44 per bbl was comparable with $0.43 per bbl for the six months ended June 30, 2019. Asset retirement obligation accretion expense of $0.44 per bbl for the second quarter of 2020 decreased 4% from $0.46 per bbl for the second quarter of 2019 and was comparable with $0.44 per bbl for the first quarter of 2020. Fluctuations in asset retirement obligation accretion expense on a per barrel basis primarily reflect fluctuating sales volumes.

Canadian Natural Resources Limited	19	Six months ended June 30, 2020

MIDSTREAM AND REFINING

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2020	Mar 31 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Product sales
Crude oil and NGLs, midstream activities	$20	$21	$20	$41	$41
NWRP, refined product sales	25	—	—	25	—
Segmented revenue	45	21	20	66	41

Less:
Production expenses
NWRP, refining toll	24	—	—	24	—
Midstream	5	6	5	11	11
NWRP, transportation and feedstock costs	22	—	—	22	—
Depreciation	3	4	4	7	7
Equity loss from investment in NWRP	—	—	66	—	126
Segmented earnings (loss) before taxes	$(9)	$11	$(55)	$2	$(103)
The Company's Midstream and Refining assets consist of two crude oil pipeline systems, a 50% working interest in an 84-megawatt cogeneration plant at Primrose and the Company's 50% interest in the NWRP.
NWRP operates a 50,000 bbl/d bitumen upgrader and refinery that targets to process 12,500 bbl/d of bitumen feedstock for the Company and 37,500 bbl/d of bitumen feedstock for the Alberta Petroleum Marketing Commission, an agent of the Government of Alberta, under a 30-year fee-for-service tolling agreement.
The Company's unrecognized share of equity losses from NWRP for the three months ended June 30, 2020 was $23 million (six months ended June 30, 2020 – unrecognized equity loss of $116 million). As at June 30, 2020, the cumulative unrecognized share of losses from NWRP was $175 million (December 31, 2019 – $59 million).
On June 1, 2020 the refinery achieved the Commercial Operation Date ("COD"), pursuant to the terms of the tolling agreement. Following COD, the Company is unconditionally obligated to pay its 25% pro rata share of the debt tolls over the 30-year tolling period. For the month of June, production of ultra-low sulphur diesel and other refined products averaged 55,748 BOE/d (13,937 BOE/d to the Company).
ADMINISTRATION EXPENSE

	Three Months Ended			Six Months Ended
($ millions, except per BOE amounts)	Jun 30 2020	Mar 31 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Expense	$88	$108	$84	$196	$154
$/BOE (1)	$0.84	$1.00	$0.90	$0.92	$0.83
(1)Amounts expressed on a per unit basis are based on sales volumes.
Administration expense for the six months ended June 30, 2020 of $0.92 per BOE increased 11% from $0.83 per BOE for the six months ended June 30, 2019. Administration expense for the second quarter of 2020 of $0.84 per BOE decreased 7% from $0.90 per BOE for the second quarter of 2019 and decreased 16% from $1.00 per BOE for the first quarter of 2020. Administration expense per BOE increased for the six months ended June 30, 2020 from the six months ended June 30, 2019 primarily due to the impact of the acquisition of assets from Devon, together with lower overhead recoveries. Administration expense per BOE decreased for the second quarter of 2020 from the second quarter of 2019 primarily due to higher sales volumes. Administration expense per BOE decreased for the second quarter of 2020 from the first quarter of 2020 due to higher personnel costs in the first quarter of 2020.

Canadian Natural Resources Limited	20	Six months ended June 30, 2020

SHARE-BASED COMPENSATION

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2020	Mar 31 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Expense (recovery)	$23	$(223)	$(7)	$(200)	$55
The Company’s Stock Option Plan provides current employees with the right to receive common shares or a cash payment in exchange for stock options surrendered. The PSU plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined by individual employee performance and the extent to which certain other performance measures are met.
The Company recorded a $200 million share-based compensation recovery for the six months ended June 30, 2020, primarily as a result of the measurement of the fair value of outstanding stock options related to the impact of normal course graded vesting of stock options granted in prior periods, the impact of vested stock options exercised or surrendered during the period, and changes in the Company’s share price. Included within the share-based compensation recovery for the six months ended June 30, 2020 was a recovery of $6 million related to PSUs granted to certain executive employees (June 30, 2019 – $17 million expense). For the six months ended June 30, 2020, the Company charged $3 million of share-based compensation costs to the Oil Sands Mining and Upgrading segment (June 30, 2019 – $3 million charged).
INTEREST AND OTHER FINANCING EXPENSE

	Three Months Ended			Six Months Ended
($ millions, except per BOE amounts and interest rates)	Jun 30 2020	Mar 31 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Expense, gross	$206	$214	$214	$420	$425
Less: capitalized interest	7	8	17	15	37
Expense, net	$199	$206	$197	$405	$388
$/BOE (1)	$1.91	$1.90	$2.12	$1.90	$2.09
Average effective interest rate	3.5%	3.9%	4.1%	3.7%	4.1%
(1)Amounts expressed on a per unit basis are based on sales volumes.
Gross interest and other financing expense for the three months ended June 30, 2020 decreased from the comparable periods primarily due to lower interest rates, partially offset by the impact of higher average debt levels. Capitalized interest of $15 million for the six months ended June 30, 2020 was related to residual project activities at Horizon.
Net interest and other financing expense for the six months ended June 30, 2020 decreased 9% to $1.90 per BOE from $2.09 per BOE for the six months ended June 30, 2019. Net interest and other financing expense per BOE for the second quarter of 2020 decreased 10% to $1.91 per BOE from $2.12 per BOE for the second quarter of 2019 and was comparable with $1.90 per BOE for the first quarter of 2020. The decrease in net interest and other financing expense per BOE for the three and six months ended June 30, 2020 from the comparable periods in 2019 was primarily due to lower average interest rates, partially offset by the impact of lower capitalized interest.
The Company’s average effective interest rate for the second quarter of 2020 decreased from the comparable periods primarily due to the impact of lower benchmark interest rates on the Company's outstanding bank credit facilities and US commercial paper program.

Canadian Natural Resources Limited	21	Six months ended June 30, 2020

RISK MANAGEMENT ACTIVITIES
The Company utilizes various derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These derivative financial instruments are not intended for trading or speculative purposes.

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2020	Mar 31 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Foreign currency contracts	$28	$(57)	$16	$(29)	$16
Natural gas financial instruments	3	10	(2)	13	(3)
Crude oil and NGLs financial instruments	—	—	13	—	41
Net realized loss (gain)	31	(47)	27	(16)	54

Foreign currency contracts	—	(9)	(2)	(9)	7
Natural gas financial instruments	1	(8)	1	(7)	1
Crude oil and NGLs financial instruments	—	—	(15)	—	(10)
Net unrealized loss (gain)	1	(17)	(16)	(16)	(2)
Net loss (gain)	$32	$(64)	$11	$(32)	$52
During the six months ended June 30, 2020, net realized risk management gains were related to the settlement of foreign currency contracts and natural gas financial instruments. The Company recorded a net unrealized gain of $16 million ($14 million after-tax) on its risk management activities for the six months ended June 30, 2020, including an unrealized loss of $1 million ($1 million after-tax) for the second quarter of 2020 (March 31, 2020 – unrealized gain of $17 million, $15 million after-tax; June 30, 2019 – unrealized gain of $16 million, $13 million after-tax).
Further details related to outstanding derivative financial instruments at June 30, 2020 are disclosed in note 16 to the Company’s unaudited interim consolidated financial statements.
FOREIGN EXCHANGE

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2020	Mar 31 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Net realized loss (gain)	$3	$(199)	$2	$(196)	$(4)
Net unrealized (gain) loss	(433)	1,121	(219)	688	(452)
Net (gain) loss (1)	$(430)	$922	$(217)	$492	$(456)
(1)Amounts are reported net of the hedging effect of cross currency swaps.
The net realized foreign exchange gain for the six months ended June 30, 2020 was primarily due to foreign exchange rate fluctuations on settlement of working capital items denominated in US dollars or UK pounds sterling and the settlement of the US$500 million cross currency swaps during the first quarter of 2020. The net unrealized foreign exchange loss for the six months ended June 30, 2020 was primarily related to the impact of a weaker Canadian dollar with respect to outstanding US dollar debt. The net unrealized (gain) loss for each of the periods presented reflected the impact of the cross currency swaps, including the settlement of US$500 million in cross currency swaps in the first quarter of 2020 (three months ended June 30, 2020 – unrealized loss of $28 million, March 31, 2020 – unrealized loss of $74 million, June 30, 2019 – unrealized loss of $28 million; six months ended June 30, 2020 – unrealized loss of $102 million, June 30, 2019 – unrealized loss of $58 million). The US/Canadian dollar exchange rate at June 30, 2020 was US$0.7345 (March 31, 2020 – US$0.7082, June 30, 2019 – US$0.7639).

Canadian Natural Resources Limited	22	Six months ended June 30, 2020

INCOME TAXES

	Three Months Ended			Six Months Ended
($ millions, except income tax rates)	Jun 30 2020	Mar 31 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
North America (1)	$(34)	$(194)	$78	$(228)	$241
North Sea	1	9	28	10	57
Offshore Africa	2	4	11	6	23
PRT (2) – North Sea	—	—	(43)	—	(85)
Other taxes	—	2	3	2	6
Current income tax (recovery) expense	(31)	(179)	77	(210)	242
Deferred corporate income tax (recovery) expense	(267)	20	(1,359)	(247)	(1,265)
Deferred PRT (2) – North Sea	—	—	1	—	1
Deferred income tax (recovery) expense	(267)	20	(1,358)	(247)	(1,264)
Income tax recovery	(298)	(159)	(1,281)	(457)	(1,022)
Income tax rate and other legislative changes	—	—	1,618	—	1,618
	$(298)	$(159)	$337	$(457)	$596
Effective income tax rate on adjusted net earnings (loss) from operations (3)	28%	36%	26%	30%	26%
(1)Includes North America Exploration and Production, Midstream and Refining, and Oil Sands Mining and Upgrading segments.
(2)Petroleum Revenue Tax
(3)Excludes the impact of current and deferred PRT and other current income tax.
The effective income tax rate for the three and six months ended June 30, 2020 and the comparable periods included the impact of non-taxable items in North America and North Sea and the impact of differences in jurisdictional income and tax rates in the countries in which the Company operates, in relation to net earnings (loss).
The current corporate income tax and PRT in the North Sea for the six months ended June 30, 2020 and the prior periods included the impact of carrybacks of abandonment expenditures related to decommissioning activities at the Company's platforms in the North Sea.
In the second quarter of 2019, the Government of Alberta enacted legislation that decreased the provincial corporate income tax rate from 12% to 11% effective July 2019, with a further 1% rate reduction every year on January 1 until the provincial corporate income tax rate is 8% on January 1, 2022.
The Company files income tax returns in the various jurisdictions in which it operates. These tax returns are subject to periodic examinations in the normal course by the applicable tax authorities. The tax returns as prepared may include filing positions that could be subject to differing interpretations of applicable tax laws and regulations, which may take several years to resolve. The Company does not believe the ultimate resolution of these matters will have a material impact upon the Company’s reported results of operations, financial position or liquidity.

Canadian Natural Resources Limited	23	Six months ended June 30, 2020

NET CAPITAL EXPENDITURES (1)

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2020	Mar 31 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Exploration and Evaluation
Net property (dispositions) acquisitions (2)	$—	$(18)	$91	$(18)	$92
Net expenditures	1	25	37	26	69
Total Exploration and Evaluation	1	7	128	8	161
Property, Plant and Equipment
Net property acquisitions (2)	2	13	3,134	15	3,158
Well drilling, completion and equipping	32	202	171	234	425
Production and related facilities	78	214	271	292	558
Capitalized interest and other	14	12	23	26	52
Total Property, Plant and Equipment	126	441	3,599	567	4,193
Total Exploration and Production	127	448	3,727	575	4,354
Oil Sands Mining and Upgrading
Project costs	49	56	106	105	182
Sustaining capital	172	201	210	373	350
Turnaround costs	20	23	17	43	25
Capitalized interest and other	9	9	9	18	19
Total Oil Sands Mining and Upgrading	250	289	342	539	576
Midstream and Refining	2	1	3	3	5
Abandonments (3)	40	89	41	129	149
Head office	2	11	12	13	18
Total net capital expenditures	$421	$838	$4,125	$1,259	$5,102
By segment
North America (2)	$95	$395	$3,612	$490	$4,136
North Sea	17	26	42	43	78
Offshore Africa	15	27	73	42	140
Oil Sands Mining and Upgrading	250	289	342	539	576
Midstream and Refining	2	1	3	3	5
Abandonments (3)	40	89	41	129	149
Head office	2	11	12	13	18
Total	$421	$838	$4,125	$1,259	$5,102
(1)Net capital expenditures exclude the impact of lease assets and fair value and revaluation adjustments, and include non-cash transfers of property, plant and equipment to inventory due to change in use.
(2)Includes cash consideration paid of $91 million for exploration and evaluation assets and $3,126 million for property, plant and equipment acquired from Devon in the second quarter of 2019.
(3)Abandonments represent expenditures to settle asset retirement obligations and have been reflected as capital expenditures in this table.

Canadian Natural Resources Limited	24	Six months ended June 30, 2020

Net Capital Expenditures, as Reconciled to Cash Flows used in Investing Activities
	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2020	Mar 31 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Cash flows used in investing activities	$693	$859	$4,464	$1,552	$5,493
Net change in non-cash working capital (1)	(312)	(110)	(380)	(422)	(540)
Abandonment expenditures (2)	40	89	41	129	149
Net capital expenditures	$421	$838	$4,125	$1,259	$5,102
(1)Includes net working capital and other long-term assets of $195 million related to the acquisition of assets from Devon in the second quarter of 2019.
(2)The Company excludes abandonment expenditures from "Adjusted Funds Flow, as Reconciled to Cash Flows (used in) from Operating Activities" in the "Financial Highlights" section of this MD&A.
The Company’s strategy is focused on building a diversified asset base that is balanced among various products. In order to facilitate efficient operations, the Company concentrates its activities in core areas. The Company focuses on maintaining its land inventories to enable the continuous exploitation of play types and geological trends, greatly reducing overall exploration risk. By owning associated infrastructure, the Company is able to maximize utilization of its production facilities, thereby increasing control over production expenses.
Net capital expenditures for the six months ended June 30, 2020 were $1,259 million as compared with $5,102 million for the six months ended June 30, 2019. Net capital expenditures for the second quarter of 2020 were $421 million, compared with $4,125 million for the second quarter of 2019 and $838 million for the first quarter of 2020.
2020 Capital Budget
The Company's 2020 capital budget is flexible and disciplined and was originally targeted, when finalized on December 4, 2019, at approximately $4,050 million. In the first quarter of 2020, as a result of the volatility in crude oil pricing, the Company reduced its capital spending budget to approximately $2,960 million. In the second quarter of 2020, the budget was further reduced to approximately $2,680 million, a $1,370 million reduction from the original 2020 budget.
Drilling Activity (1)

	Three Months Ended			Six Months Ended
(number of net wells)	Jun 30 2020	Mar 31 2020	Jun 30 2019	Jun 30 2020	Jun 30 2019
Net successful natural gas wells	1	11	2	12	10
Net successful crude oil wells (2)	2	35	8	37	38
Dry wells	—	—	2	—	3
Stratigraphic test / service wells	4	367	3	371	335
Total	7	413	15	420	386
Success rate (excluding stratigraphic test / service wells)	100%	100%	83%	100%	94%
(1)Includes drilling activity for North America and International segments.
(2)Includes bitumen wells.
North America
During the second quarter of 2020, the Company targeted 1 net natural gas well and 2 net light crude oil wells.

Canadian Natural Resources Limited	25	Six months ended June 30, 2020

LIQUIDITY AND CAPITAL RESOURCES

($ millions, except ratios)	Jun 30 2020	Mar 31 2020	Dec 31 2019	Jun 30 2019
Working capital (1)	$993	$683	$241	$709

Long-term debt (2) (3)	$23,020	$22,687	$20,982	$23,507
Less: cash and cash equivalents	233	1,071	139	398
Long-term debt, net	$22,787	$21,616	$20,843	$23,109

Share capital	$9,521	$9,517	$9,533	$9,320
Retained earnings	22,614	23,425	25,424	24,927
Accumulated other comprehensive income	198	320	34	27
Shareholders’ equity	$32,333	$33,262	$34,991	$34,274

Debt to book capitalization (3) (4)	41.3%	39.4%	37.3%	40.3%
Debt to market capitalization (3) (5)	45.0%	48.7%	29.5%	35.4%
After-tax return on average common shareholders’ equity (6)	0.1%	9.4%	16.1%	14.7%
After-tax return on average capital employed (3) (7)	1.2%	6.8%	10.9%	9.9%
(1)Calculated as current assets less current liabilities, excluding the current portion of long-term debt.
(2)Includes the current portion of long-term debt.
(3)Long-term debt is stated at its carrying value, net of fair value adjustments, original issue discounts and premiums and transaction costs.
(4)Calculated as net current and long-term debt; divided by the book value of common shareholders’ equity plus net current and long-term debt.
(5)Calculated as net current and long-term debt; divided by the market value of common shareholders’ equity plus net current and long-term debt.
(6)Calculated as net earnings (loss) for the twelve month trailing period; as a percentage of average common shareholders’ equity for the twelve month trailing period.
(7)Calculated as net earnings (loss) plus after-tax interest and other financing expense for the twelve month trailing period; as a percentage of average capital employed for the twelve month trailing period.
As at June 30, 2020, the Company’s capital resources consisted primarily of cash flows from operating activities, available bank credit facilities and access to debt capital markets. Cash flows from operating activities and the Company’s ability to renew existing bank credit facilities and raise new debt is dependent on factors discussed in the "Business Environment" section of this MD&A and in the "Risks and Uncertainties" section of the Company's annual MD&A for the year ended December 31, 2019. In addition, the Company’s ability to renew existing bank credit facilities and raise new debt reflects current credit ratings as determined by independent rating agencies, and market conditions. The Company continues to believe that its internally generated cash flows from operating activities supported by the implementation of its ongoing hedge policy, the flexibility of its capital expenditure programs and multi-year financial plans, its existing bank credit facilities, and its ability to raise new debt on commercially acceptable terms will provide sufficient liquidity to sustain its operations in the short, medium and long-term and support its growth strategy.
On an ongoing basis the Company continues to focus on its balance sheet strength and available liquidity by:
▪Monitoring cash flows from operating activities, which is the primary source of funds;
▪Monitoring exposure to individual customers, contractors, suppliers and joint venture partners on a regular basis and when appropriate, ensuring the parental guarantees or letter of credits are in place, and as applicable, taking other mitigating actions to minimize the impact in the event of a default;
▪Actively managing the allocation of maintenance and growth capital to ensure it is expended in a prudent and appropriate manner with flexibility to adjust to market conditions. The Company continues to exercise its capital flexibility to address commodity price volatility and its impact on operating expenditures, capital commitments and long-term debt;
▪Monitoring the Company's ability to fulfill financial obligations as they become due or ability to monetize assets in a timely manner at a reasonable price;
▪Reviewing the Company's borrowing capacity:
◦During the second quarter of 2020, the $750 million non-revolving term credit facility, originally due February 2021, was extended to February 2022 and increased to $1,000 million.

Canadian Natural Resources Limited	26	Six months ended June 30, 2020

◦During the second quarter of 2020, the Company issued US$600 million of 2.05% notes due July 2025 and US$500 million of 2.95% notes due July 2030.
◦After issuing these securities, the Company had US$1,900 million remaining on its base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2021. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
◦During the second quarter of 2020, the Company repaid $900 million of 2.05% medium-term notes.
◦In July 2019, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2021. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
◦Each of the $2,425 million revolving credit facilities is extendible annually at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal is repayable on the maturity date. Borrowings under the Company's revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers' acceptances, LIBOR, US base rate or Canadian prime rate.
◦Borrowings under the Company's non-revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, LIBOR, US base rate or Canadian prime rate. As at June 30, 2020, the non-revolving term credit facilities were fully drawn.
◦During 2019, the Company entered into a $3,250 million non-revolving term credit facility to finance the acquisition of assets from Devon. The facility matures in June 2022 and is subject to annual amortization of 5% of the original balance.
◦The Company’s borrowings under its US commercial paper program are authorized up to a maximum of US$2,500 million. The Company reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
▪Reviewing bank credit facilities and public debt indentures to ensure they are in compliance with applicable covenant packages.
As at June 30, 2020, the Company had in place revolving bank credit facilities of $4,958 million, of which $3,879 million was available. Additionally, the Company had in place fully drawn term credit facilities of $6,738 million. Including cash and cash equivalents and other liquidity, the Company had approximately $4,112 million in available liquidity. This excludes certain other dedicated credit facilities supporting letters of credit.
As at June 30, 2020, the Company had total US dollar denominated debt with a carrying amount of $17,808 million (US$13,079 million), before transaction costs and original issue discounts. This included $6,643 million (US$4,879 million) hedged by way of a cross currency swap (US$550 million) and foreign currency forwards (US$4,329 million). The fixed repayment amount of these hedging instruments is $6,529 million, resulting in a notional reduction of the carrying amount of the Company’s US dollar denominated debt by approximately $114 million to $17,694 million as at June 30, 2020.
During the first quarter of 2020, the Company settled the US$500 million cross currency swaps designated as cash flow hedges of the US$500 million 3.45% US dollar debt securities due November 2021. The Company realized cash proceeds of $166 million on settlement.
Net long-term debt was $22,787 million at June 30, 2020, resulting in a debt to book capitalization ratio of 41.3% (December 31, 2019 – 37.3%); this ratio is within the 25% to 45% internal range utilized by management. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flows from operating activities is greater than current investment activities. The Company remains committed to maintaining a strong balance sheet, adequate available liquidity and a flexible capital structure. Further details related to the Company’s long-term debt at June 30, 2020 are discussed in note 9 of the Company’s unaudited interim consolidated financial statements.
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. As at June 30, 2020, the Company was in compliance with this covenant.
The Company periodically utilizes commodity derivative financial instruments under its commodity hedge policy to reduce the risk of volatility in commodity prices and to support the Company’s cash flow for its capital expenditure programs. This policy currently allows for the hedging of up to 60% of the near 12 months budgeted production and up to 40% of the following 13 to 24 months estimated production. For the purpose of this policy, the purchase of put options is in addition to the above parameters. As at June 30, 2020, 102,500 GJ/d of currently forecasted natural gas

Canadian Natural Resources Limited	27	Six months ended June 30, 2020

volumes were hedged using AECO fixed price swaps for July 2020 to October 2020. Further details related to the Company’s commodity derivative financial instruments outstanding at June 30, 2020 are discussed in note 16 of the Company’s unaudited interim consolidated financial statements.
The maturity dates of long-term debt and other long-term liabilities and related interest payments were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Long-term debt (1)	$1,843	$5,621	$6,393	$9,274
Other long-term liabilities (2)	$239	$183	$410	$938
Interest and other financing expense (3)	$825	$770	$1,821	$4,929
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows: less than one year, $202 million; one to less than two years, $158 million; two to less than five years, $389 million; and thereafter, $938 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates as at June 30, 2020.
Share Capital
As at June 30, 2020, there were 1,181,038,000 common shares outstanding (December 31, 2019 – 1,186,857,000 common shares) and 53,123,000 stock options outstanding. As at August 4, 2020, the Company had 1,181,038,000 common shares outstanding and 52,868,000 stock options outstanding.
On March 4, 2020, the Board of Directors approved an increase in the quarterly dividend to $0.425 per common share, beginning with the dividend payable on April 1, 2020 (previous quarterly dividend rate of $0.375 per common share). The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On May 21, 2019, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 59,729,706 common shares, over a 12-month period commencing May 23, 2019 and ending May 22, 2020.
During the first quarter of 2020, the Company purchased 6,970,000 common shares at a weighted average price of $38.84 per common share for a total cost of $271 million. Retained earnings were reduced by $215 million, representing the excess of the purchase price of common shares over their average carrying value.
During the second quarter of 2020, no common shares were purchased under the Normal Course Issuer Bid, and the Company did not renew its Normal Course Issuer Bid.
COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company’s commitments as at June 30, 2020:

($ millions)	Remaining2020	2021	2022	2023	2024	Thereafter
Product transportation (1)	$371	$744	$652	$737	$711	$7,959
North West Redwater Partnership service toll (2)	$84	$164	$161	$161	$157	$2,851
Offshore vessels and equipment	$32	$68	$9	$—	$—	$—
Field equipment and power	$18	$21	$20	$21	$20	$249
Other	$14	$21	$17	$17	$17	$29
(1)Includes commitments pertaining to a 20 year product transportation agreement on the Trans Mountain Pipeline Expansion. In addition, the Company has entered into certain product transportation agreements on pipelines that have not yet received regulatory and other approvals. The Company may be required to reimburse certain construction costs to the service provider under certain conditions.
(2)Pursuant to the processing agreements, on June 1, 2018 the Company began paying its 25% pro rata share of the debt portion of the monthly cost of service tolls. Included in the cost of service tolls is $1,222 million of interest payable over the 30-year tolling period.
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.

Canadian Natural Resources Limited	28	Six months ended June 30, 2020

LEGAL PROCEEDINGS AND OTHER CONTINGENCIES
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.
ACCOUNTING POLICIES
Government Grants
The Company has received or is eligible for government grants in response to the impact of COVID-19. These government grants are recognized when there is reasonable assurance that the Company will comply with the conditions attached to the grant and the grant will be received. Grants that are intended to compensate for expenses incurred are classified as other income.
Changes in Accounting Policies
In October 2018, the IASB issued amendments to IFRS 3 "Definition of a Business" that narrowed and clarified the definition of a business. The amendments permit a simplified assessment of whether an acquired set of activities and assets is a group of assets rather than a business. The amendments apply to business combinations after the date of adoption. The Company prospectively adopted the amendments on January 1, 2020.
In October 2018, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" and IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors". The amendments make minor changes to the definition of the term "material" and align the definition across all IFRS standards. Materiality is used in making judgements related to the preparation of financial statements. The Company prospectively adopted the amendments on January 1, 2020.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements requires the Company to make estimates, assumptions and judgements in the application of IFRS that have a significant impact on the financial results of the Company. For the three and six months ended June 30, 2020, COVID-19 had an impact on the global economy, including the oil and gas industry. In the latter half of the second quarter of 2020, business conditions and commodity prices began to improve. The Company has taken into account the impacts of COVID-19 and the unique circumstances it has created in making estimates, assumptions, and judgements in the preparation of the unaudited interim consolidated financial statements, and continues to monitor the developments in the business environment and commodity market. Actual results may differ from estimated amounts, and those differences may be material. A comprehensive discussion of the Company's significant accounting estimates is contained in the Company's annual MD&A and audited consolidated financial statements for the year ended December 31, 2019.
CONTROL ENVIRONMENT
There have been no changes to internal control over financial reporting ("ICFR") during the six months ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect the Company’s ICFR. Based on inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Canadian Natural Resources Limited	29	Six months ended June 30, 2020